PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 21, 1996)

[ARAMARK LOGO APPEARS HERE]

ARAMARK SERVICES, INC.
$125,000,000
7.10% Guaranteed Notes due December 1, 2006
Unconditionally Guaranteed as to Payment of Principal, Premium, if any, and Interest by
ARAMARK CORPORATION
Interest payable June 1 and December 1
ISSUE PRICE: 99.849%

Interest on the 7.10% Notes due December 1, 2006 (the "Notes") is payable semi-annually on June 1 and December 1 of each year, commencing on June 1, 1997. The Notes issued by ARAMARK Services, Inc. ("Services" or the "Company") are unconditionally guaranteed as to payment of principal, premium, if any, and interest by ARAMARK Corporation ("ARAMARK" or the "Guarantor"). The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. See "Description of the Notes".

The Notes will be represented by one global certificate registered in the name of the nominee of The Depository Trust Company ("DTC") and such nominee will be the sole holder of the Notes. The Notes will not be issued in definitive registered form except in limited circumstances. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of the Notes--Global Notes".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================
                                           UNDERWRITING
                      PRICE TO             DISCOUNTS AND           PROCEEDS TO
                      PUBLIC(1)            COMMISSIONS(2)          COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Note              99.849%              0.650%                  99.199%
--------------------------------------------------------------------------------
Total                 $124,811,250         $812,500                $123,998,750
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from November 26, 1996.
(2) The Company and the Guarantor have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $150,000 payable by the Company.

The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC on or about November 26, 1996 against payment therefor in immediately available funds.

J.P. MORGAN & CO.                                           GOLDMAN, SACHS & CO.

November 21, 1996.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS IN THE NOTES WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Recent Developments ........................................................ S-3
Use of Proceeds ............................................................ S-3
Capitalization ............................................................. S-4
Description of Notes ....................................................... S-5
Underwriting ............................................................... S-9

                                   PROSPECTUS

Available Information ......................................................   2
Incorporation of Certain Documents by Reference ............................   2
ARAMARK Corporation ........................................................   2
Use of Proceeds ............................................................   3
The Credit Agreement .......................................................   3
Description of Securities and Guarantee ....................................   3
Validity of Securities and Guarantee .......................................  15
Experts ....................................................................  15
Plan of Distribution .......................................................  16

                              RECENT DEVELOPMENTS

The Company is currently negotiating to sell an approximate 80% interest in its business which provides specialized services for hospital emergency rooms and other specialities and medical services to correctional institutions. This business has approximately $500 million in annual revenues.

                                USE OF PROCEEDS

The proceeds of the offering of the Notes will be used by Services to repay borrowings under the Credit Agreement. At November 18, 1996, approximately $690 million was outstanding under the Credit Agreement bearing interest at a weighted average rate of 6.0% per annum and maturing in June 2001. Services has borrowed under the Credit Agreement for general corporate purposes. Services expects that all of the net proceeds will be used to repay indebtedness owed to the bank syndicate in which Morgan Guaranty Trust Company of New York ("Morgan") is one of several lenders and for which J.P. Morgan Securities Inc. acted as one of the co-arrangers. Morgan is an affiliate of J.P. Morgan Securities Inc. See "Underwriting" and "The Credit Agreement" in the Prospectus.

                                 CAPITALIZATION

The following table shows the consolidated capitalization of ARAMARK Corporation as of September 27, 1996 and as adjusted for the issuance of $125 million of the Notes, and the application of the net proceeds to repay borrowings under the Credit Agreement. See "The Credit Agreement" in the Prospectus.

                                                          SEPTEMBER 27, 1996
                                                                             AS
                                                             ACTUAL    ADJUSTED
                                                         ---------   ---------
                                                            (IN THOUSANDS)
Long-Term Borrowings (including current maturities):
  Subsidiaries' Borrowings
    Credit Agreement borrowings (variable rate) (1)(2)..   596,400     472,551
    8.15% Notes due 2005................................   150,000     150,000
    6.79% Note, payable in installments through 2003....   125,000     125,000
    10.625% Senior Notes Due 2000.......................   100,000     100,000
    8% Notes Due 2002...................................   100,000     100,000
    Canadian Credit Facility (variable rate)............    45,123      45,123
    Other Senior Debt...................................    66,524      66,524
    Capital Lease Obligations...........................     3,670       3,670
    The Notes...........................................       --      125,000
  ARAMARK's Borrowings
    Subordinated Notes Due 2003 (8 1/2%)................   100,000     100,000
    Subordinated Debentures and Notes Due 2000 (10%)....    58,849      58,849
    Subordinated Convertible Notes Due 2000 (12 1/2%)...     2,340       2,340
                                                         ---------   ---------
      Total Long-Term Borrowings........................ 1,347,906   1,349,057
                                                         ---------   ---------
Common Stock Subject to Potential Repurchases (3).......    18,614      18,614
                                                         ---------   ---------
Shareholders' Equity:
  Common Stock..........................................       247         247
  Other Shareholders' Equity............................   314,568     314,568
  Common Stock Subject to Potential Repurchase..........   (18,614)    (18,614)
                                                         ---------   ---------
    Total Shareholders' Equity..........................   296,201     296,201
                                                         ---------   ---------
      Total Capitalization.............................. 1,662,721   1,663,872
                                                         =========   =========

(1) At September 27, 1996 there were in effect various interest rate hedging agreements which fix the rate on $250 million of variable rate debt at an average effective rate of 6.2% for remaining periods ranging between 9 months and 34 months.
(2) After giving effect to the issuance of the Notes, approximately $435 million of unused borrowings will be available under the Credit Agreement. See "The Credit Agreement" in the Prospectus.
(3) Under the Company's Shareholders' Agreement, in certain circumstances individual shareholders may cause the Company to repurchase up to 30% of their shares for cash, subject, under the Credit Agreement, to an aggregate limit on repurchases of capital stock of $18.6 million at September 27, 1996 (See Note 7 to the Consolidated Financial Statements).

                            DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Guaranteed Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Guaranteed Securities set forth in the Prospectus, to which description reference is hereby made.

The Notes are to be issued under an Indenture, dated as of July 15, 1991 (the "Guaranteed Indenture"), among ARAMARK, as guarantor, Services, as issuer, and The Bank of New York, as successor to The Bank of New York (Delaware), as trustee (the "Guaranteed Trustee").

The Notes are subject to defeasance as described under "Description of Securities and Guarantee--Defeasance" in the Prospectus. Any election by Services for covenant defeasance as described in the Prospectus will release Services and ARAMARK from the restrictions described below under the caption "--Certain Covenants Applicable to the Notes."

The Notes when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of Services. ARAMARK will guarantee the punctual payment of the principal of, premium, if any, and interest on the Notes, when and as the same are due and payable. The Guarantee is absolute and unconditional, irrespective of any circumstances that might otherwise constitute a legal or equitable discharge of a surety or guarantor. The Guarantee will rank on a parity with unsecured and unsubordinated indebtedness of ARAMARK.

The Notes will be represented by one global certificate registered in the name of the nominee of DTC and such nominee will be the sole holder of the Notes. The Notes will not be issued in definitive registered form except in limited circumstances. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "--Global Notes". The Notes initially will be limited to $125,000,000 aggregate principal amount.

The Notes will mature on December 1, 2006. The Notes will bear interest at 7.10% per annum, payable semi-annually in arrears on each June 1 and December 1, commencing on June 1, 1997 and accruing from their date of issuance. The Regular Record Date for such interest shall be the May 15 or November 15 (whether or not a Business Day) as the case may be next preceding such Interest Payment Date.

The Notes will not be redeemable by ARAMARK or Services prior to their Stated Maturity, and will not have the benefit of any sinking fund.

CERTAIN COVENANTS APPLICABLE TO THE NOTES

The covenants described in the Prospectus under the captions "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities--Mergers, Consolidations and Certain Sales and Purchases of Assets", "--Provision of Financial Statements", "--Limitation on Restricted Payments", and "--Limitation on Certain Security Interests" will not apply to the Notes and will be replaced by the covenants described below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Guaranteed Indenture or the Board resolutions authorizing the Notes, as the case may be.

Limitations on Liens. ARAMARK covenants that it will not issue, incur, create, assume, guarantee or suffer to exist, and will not permit any Restricted Subsidiary to issue, incur, create, assume, guarantee or suffer to exist, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of ARAMARK or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Notes (together with, if ARAMARK shall so determine, any other indebtedness of or guarantee by ARAMARK ranking equally with the Guarantee or any indebtedness of or guaranteed by any Restricted Subsidiary, as the case may be) shall be secured equally and ratably with (or, at the option of ARAMARK, prior to) such secured debt. The foregoing restriction, however, will not apply to:
(a) mortgages on property existing at the time of acquisition thereof by ARAMARK or any Subsidiary, provided that such mortgages were in existence prior to, and not incurred in contemplation of, such acquisition; (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to ARAMARK or to a Restricted Subsidiary; (e) mortgages existing at the date of the issuance of the Notes; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with ARAMARK or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to ARAMARK or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; and (h) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (e) and (f); provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b),
(c), (e) and (f) shall not extend to or cover any property of ARAMARK or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto.

Notwithstanding the restrictions outlined in the preceding paragraph, ARAMARK or any Restricted Subsidiary will be permitted to issue, incur, create, assume, guarantee or suffer to exist, debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Notes, provided that after giving effect thereto, the sum of (i) all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (h) above) and (ii) all Attributable Debt (as defined below) with respect to Sale and Lease-Back Transactions (as defined below) with respect to any Principal Property, at the time of determination, does not exceed 10% of the Consolidated Tangible Assets of ARAMARK.

Limitations on Sale and Lease-Back Transactions. ARAMARK covenants that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between ARAMARK and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) ARAMARK or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Notes, pursuant to the limitation on liens in the covenant described above; or (b) ARAMARK shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 120 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of ARAMARK or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

Certain Definitions Applicable to Covenants. The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of ARAMARK); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the interest rate per annum borne by the Notes compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office or any distribution, operation or maintenance facility (whether now owned or hereafter acquired) which: (a) is owned by ARAMARK or any Subsidiary; (b) has not been determined in good faith by the Board of Directors of ARAMARK not to be materially important to the total business conducted by ARAMARK and its Subsidiaries taken as a whole; and (c) has a market value on the date as of which the determination is being made in excess of 1.0% of Consolidated Tangible Assets of ARAMARK as most recently determined on or prior to such date.

The term "Restricted Subsidiary" shall mean any Subsidiary that owns any Principal Property or any shares or debt of another Restricted Subsidiary.

The Term "Sale and Lease-Back Transaction" shall mean any arrangement with any person providing for the leasing by ARAMARK or any Restricted Subsidiary of any Principal Property, which property has been or is to be sold or transferred by ARAMARK or such Restricted Subsidiary to such person.

Consolidation, Merger and Sale of Assets. ARAMARK covenants that (i) it will not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and ARAMARK shall not permit any person to consolidate with or merge into ARAMARK and (ii) it will not permit Services to consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and shall not permit any person to consolidate with or merge into Services, unless:

  (1) in case ARAMARK or Services shall consolidate with or merge into another person or convey, transfer or lease its properties and assets substantially as an entirety to any person, the person formed by such consolidation or into which ARAMARK or Services, as the case may be, is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of ARAMARK or Services, as the case may be, substantially as an entirety shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume, by a supplemental Guaranteed Indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, (a) the due and punctual performance of the Guarantee and the performance or observance of every covenant of the Guaranteed Indenture on the part of ARAMARK, in the case of a trans-action involving ARAMARK, or (b) the due and punctual payment of the prin-cipal of and any premium and interest on the Notes and the performance or observance of every covenant of the Guaranteed Indenture on the part of Services, in the case of a transaction involving Services;

  (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of ARAMARK or any Subsidiary as a result of such transaction as having been incurred by ARAMARK or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

  (3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of ARAMARK or any Restricted Subsidiary would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Guaranteed Indenture, ARAMARK or such successor person, as the case may be, shall take such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby.

GLOBAL NOTES

The Notes will be issued in the form of one or more fully registered global Notes which will be deposited with, or on behalf of, The Depository Trust Company, as Depository (the "Depository"), located in the Borough of Manhattan, The City of New York, and will be registered in the name of the Depository or a nominee of the Depository.

Ownership of beneficial interests in a global Note will be limited to participants in and to persons that may hold interests through institutions that have accounts with the Depository ("participants"). Ownership of beneficial interests by participants in a global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for such global Note. Ownership of beneficial interests in such global Note by persons that hold through participants will be shown on, and the transfer of that ownership interest within each participant will be effected only through, records maintained by such participants.

Payment of principal of and interest on the Notes represented by any such global Note will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Notes represented thereby for all purposes under the Guaranteed Indenture. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depository's records relating to, or payments made on account of, beneficial ownership interests in a global Note representing any Notes or any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in a global Note owning through such participants or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

The Company has been advised by the Depository that upon receipt of any payment of principal of or interest on any such global Note, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global Note as shown on the records of the Depository. The accounts to be credited shall be designated by the Underwriters. Payments by participants to owners of beneficial interests in a global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of such participants.

No global Note may be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor of the Depository or a nominee of such successor.

A global Note representing Notes is exchangeable for definitive Notes in registered form, only if (x) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such global Note or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934 (the "Exchange Act"), (y) the Company in its sole discretion determines that such global Note shall be exchangeable for definitive Notes in registered form and notifies the Trustee thereof or (z) an Event of Default with respect to the Notes represented by such global Note has occurred and is continuing. Any global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Notes issuable in authorized denominations in registered form, aggregating a like amount. Such definitive Notes shall be registered in the names of the owners of the beneficial interests in such global Note as the Depository shall direct.

Except as provided above, owners of beneficial interests in such a global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the Holders thereof for any purpose under the Guaranteed Indenture, and no global Note representing Notes shall be exchangeable. Accordingly, each person owning a beneficial interest in such a global Note must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture or such global Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global Note.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement, Services and ARAMARK have agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                   PRINCIPAL
   UNDERWRITER                                                  AMOUNT OF NOTES
   -----------                                                  ---------------
   J.P. Morgan Securities Inc. ................................  $ 62,500,000
   Goldman, Sachs & Co. .......................................  $ 62,500,000
                                                                 ------------
     Total.....................................................  $125,000,000
                                                                 ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters propose to offer the Notes in part directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of .400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .250% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

The Notes are a new issue of securities with no established trading market. Services and ARAMARK have been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. There is no assurance that the Notes will trade at their principal amount.

The Company expects to use all of the net proceeds from the sale of the Notes to repay indebtedness owed to a bank syndicate in which Morgan, an affiliate of J.P. Morgan Securities Inc., is a lender and for which J.P. Morgan Securities Inc. acted as one of the co-arrangers. Morgan is expected to receive approximately 7.5% of such net proceeds. See "Use of Proceeds". In the ordinary course of business, J.P. Morgan Securities Inc. and its affiliates have engaged, and in the future may engage, in commercial and investment banking transactions with the Company and its affiliates, including participation as a manager in certain placements and offerings of securities of the Company and its affiliates, and have received and may in the future receive customary fees, commissions and expense reimbursements.

Goldman Sachs & Co. and their affiliates maintain ongoing business relationships with ARAMARK and in connection therewith may provide investment banking, commercial banking and advisory services for which they receive customary fees.

Services and ARAMARK have agreed to jointly and severally indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Debt Securities of

ARAMARK CORPORATION

OR

ARAMARK SERVICES, INC.

ARAMARK Corporation ("ARAMARK") may offer from time to time subordinated debt securities (the "Subordinated Securities") and ARAMARK Services, Inc. ("Serv-ices") may offer from time to time its debt securities (the "Guaranteed Secu-rities," and collectively with the Subordinated Securities, the "Securities") with an aggregate principal amount or, if Securities are issued at original issue discount, such higher principal amount as may be sold for an initial public offering price of up to $400,000,000. The issuer, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption provisions, any other specific terms of the Securities, and the agents and dealers or underwriters in connec-tion with the sale of the Securities in respect of which this Prospectus is being delivered are set forth in the accompanying supplement to this Prospec-tus (the "Prospectus Supplement").

The Guaranteed Securities when issued will rank on a parity with all other unsecured and unsubordinated indebtedness of Services and will be entitled to the Guarantee of ARAMARK, which Guarantee will rank on a parity with all unsecured and unsubordinated indebtedness of ARAMARK. The Subordinated Securi-ties are unsecured and subordinated to all present and future Senior Indebted-ness of ARAMARK and will rank on a parity with ARAMARK's outstanding subordi-nated indebtedness. See "Description of Securities and Guarantee."

ARAMARK or Services may sell the Securities to or through underwriters, and also may sell the Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwrit-ers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE AC-CURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

J.P. MORGAN & CO.                                          GOLDMAN, SACHS & CO.

The date of this Prospectus is November 21, 1996.

                             AVAILABLE INFORMATION

ARAMARK is subject to the informational requirements of the Securities Ex-change Act of 1934 (the "Exchange Act"), and in accordance therewith files re-ports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other infor-mation concerning ARAMARK can be inspected and copied at the Commission's of-fice at 450 Fifth Street, N.W., Washington D.C., and the Commission's Regional Offices in New York (7 World Trade Center, New York, New York) and Chicago (Northwest Atrium Center, 500 W. Madison, Suite 1400, Chicago, Illinois), and at the Commission's web site at (http://www.sec.gov). Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. This Pro-spectus does not contain all of the information set forth in the Registration Statement which ARAMARK and Services have filed with the Commission under the Securities Act of 1933 and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

ARAMARK and Services hereby incorporate by reference in this Prospectus ARAMARK's Annual Report on Form 10-K for the year ended September 27, 1996, filed pursuant to Section 13 of the Exchange Act.

All documents filed by ARAMARK or Services subsequent to the date of this Pro-spectus and prior to the termination of the offering of the Securities pursu-ant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a docu-ment incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the ex-tent that a statement contained herein or in any other subsequently filed doc-ument which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Any person receiving a copy of this Prospectus may obtain without charge, upon request, a copy of any of the documents incorporated by reference herein, ex-cept for the exhibits to such documents. Written or telephone requests should be directed to Donald S. Morton, ARAMARK, 1101 Market Street, Philadelphia, Pennsylvania 19107 or (215) 238-3240 or to ARAMARK c/o Prospectus Library, J.P. Morgan Securities Inc., 44th Floor, 60 Wall Street, New York, New York 10260 or (212) 648-8612.

                              ARAMARK CORPORATION

ARAMARK, through Services and its other subsidiaries, is engaged in providing or managing services including food and support services, uniform services, health and education services and distributive services. ARAMARK provides most of its services in the United States. ARAMARK also conducts operations primar-ily management of food services, in Belgium, Canada, the Czech Republic, Ger-many, Hungary, Japan, Korea, Mexico, Spain and the United Kingdom.

Services provides the majority of the food and support services provided by ARAMARK's operations to businesses, government, educational and health care institutions. Through subsidiaries, Services also conducts the majority of ARAMARK's operations outside the United States.

ARAMARK's management shareholders (approximately 1,150 individuals) and their permitted transferees own approximately 52% of the outstanding common stock on a Class B equivalent basis (representing approximately 92% of the voting pow-er) and ARAMARK's employee benefit plans own an additional approximately 24% of the outstanding common stock on a Class B equivalent basis.

ARAMARK and Services, each a Delaware corporation, have their principal execu-tive offices at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, and their telephone number is (215) 238-3000. Unless the context other-wise requires, references to ARAMARK include ARAMARK and its subsidiaries and references to Services include Services and its subsidiaries.

                                USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the pro-ceeds of the offering of Securities will be used by ARAMARK or Services to re-pay borrowings under the Credit Agreement. See "The Credit Agreement."

                             THE CREDIT AGREEMENT

ARAMARK, through its wholly-owned subsidiary Services, has a $1.0 billion re-volving credit facility with a group of banks (the "Credit Agreement"). Inter-est under the Credit Agreement is based on the Prime Rate ), London Inter-Bank Offered Rate (LIBOR) plus a spread of .15% to .625% (as of November 15, 1996--
 .33%) or the Certificate of Deposit Rate plus a spread of .25% to .725% (as of November 15, 1996--.43%), at the option of Services. The spread is based on certain financial ratios and borrowing levels as defined. Services also pays an annual fee of .10% to .375% (as of November 15, 1996--.17%) on the entire credit facility. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities, Inc., is a co-agent under the Credit Agreement.

Maturity. The outstanding commitments of $1.0 billion under the Credit Agree-ment are not subject to scheduled amortization. The final maturity for the Credit Agreement is June 2001. The incurrance of certain amounts of secured debt would result in commitment reductions.

Covenants; Events of Default. The Credit Agreement contains restrictive cove-nants which provide, among other things, limitations on (i) the creation of mortgages or security interests, (ii) dispositions of material assets, (iii) the redemption of certain classes of capital stock of ARAMARK, and (iv) cer-tain significant changes of control of ARAMARK. Under the Credit Agreement, ARAMARK is required to maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth.

The Credit Agreement contains various event of default provisions, including default in payment of principal or interest, material misrepresentations in the Credit Agreement, default in compliance with the other terms of the Credit Agreement or the related Guarantees, bankruptcy, default on other indebted-ness, failure to satisfy or stay certain judgments or orders entered against ARAMARK or any of its subsidiaries, failure to pay when due certain amounts with respect to certain employee benefit plans, and other events with respect to such plans.

Guarantees. Borrowings under the Credit Agreement are Guaranteed by certain of ARAMARK's and Services' wholly-owned domestic subsidiaries and by ARAMARK.

                    DESCRIPTION OF SECURITIES AND GUARANTEE

Subordinated Securities may be issued from time to time in one or more series under an indenture (the "Subordinated Indenture") between ARAMARK and The Bank of New York, as Trustee (the "Subordi-nated Trustee"). The Guaranteed Securities may be issued from time to time in one or more series under an Indenture (the "Guaranteed Indenture") among ARAMARK, Services and The Bank of New York, as Trustee (the "Guaranteed Trust-ee"). The Subordinated Indenture and the Guaranteed Indenture are sometimes referred to collectively as the "Indentures," and the Subordinated Trustee and the Guaranteed Trustee are sometimes referred to collectively as the "Trust-ee." The statements under this caption are brief summaries of certain provi-sions contained in the Indentures, do not purport to be complete and are qual-ified in their entirety by reference to the Indentures, including the defini-tions therein of certain terms, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

Each Indenture provides for the issuance of debt securities in one or more se-ries, and does not limit the principal amount of debt securities which may be issued thereunder.

Reference is made to the Prospectus Supplement for the following terms of the Securities being offered hereby: (1) the title of the Securities; (2) whether the Securities are Subordinated Securities or Guaranteed Securities; (3) the aggregate principal amount of the Securities; (4) the date on which the prin-cipal of the Securities is payable; (5) the rate or rates or the method for determining such rate or rates, if any, at which the Securities will bear in-terest; (6) the times at which any such interest will be payable; (7) any pro-visions relating to optional or mandatory redemption of the Securities; (8) if other than denominations of $1,000 and any integral multiple thereof, the de-nominations in which the Securities are authorized to be issued; (9) the place or places at which ARAMARK or Services will make payments of principal (and premium, if any) and interest, if any; (10) the person to whom any Security of such series will be payable, if other than the Person in whose name that Secu-rity (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (11) any additional covenants (or modifications to covenants set forth herein); (12) if other than the principal amount thereof, the portion of the principal amount of Securi-ties of the series which shall be payable upon declaration of acceleration of the Maturity; (13) the Offer to Purchase Price, the Applicable Average Life, the Applicable Stated Maturity and the Acquisition Average Life applicable to the Securities of any series; and (14) any other specific terms of the Securi-ties, which terms shall not be inconsistent with such Indentures.

One or more series of the Securities may be issued as Original Issue Discount Securities. An "Original Issue Discount Security" is a Security, including any zero-coupon Security, which is issued at a price lower than the amount payable at the Stated Maturity thereof or which provides that upon redemption or ac-celeration of the Maturity thereof an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms thereof shall become due and payable.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) at the office of the Security Regis-trar or at the office of any transfer agent designated by ARAMARK or Services, as the case may be, for such purpose with respect to any series of Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the relevant Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. ARAMARK and Services have appointed the Trustee as Security Registrar with re-spect to the Securities.

In the event of any redemption in part, ARAMARK or Services, as the case may be, shall not be required to (i) issue, register the transfer of or exchange any Security during a period beginning at the opening of business 15 days be-fore the mailing of a notice of redemption of Securities of like tenor and of the series of which such Security is a part, and ending at the close of business on the date of such mailing and (ii) register the transfer of or ex-change any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

PAYMENT AND PAYING AGENT

Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and premium (if any) on any Security will be made only against surrender to the Paying Agent of such Security. Unless otherwise indicated in an applicable Prospectus Supplement, principal of and premium, if any, and in-terest on Securities will be payable, subject to any applicable laws and regu-lations, at the office of such Paying Agent or Paying Agents as ARAMARK or Services, as the case may be, may designate from time to time, except that at the option of ARAMARK or Services, as the case may be, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register with respect to such Secu-rities. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Security on any Interest Payment Date will be made to the person in whose name such Security (or a Predecessor Security) is regis-tered at the close of business on the Regular Record Date for such interest. Unless otherwise indicated in an applicable Prospectus Supplement, the corpo-rate trust office of The Bank of New York in The City of New York will be des-ignated ARAMARK's and Services' sole Paying Agent for payments with respect to Securities of each series.

All moneys paid by ARAMARK or Services to a Paying Agent for the payment of the principal of and premium, if any, or interest on any Security of any se-ries which remain unclaimed at the end of two years after such principal, pre-mium, if any, or interest shall have become due and payable will be repaid to ARAMARK and Services, as the case may be, and the holder of such Security will thereafter look only to ARAMARK or Services, as the case may be, for payment thereof.

CERTAIN COVENANTS APPLICABLE TO SUBORDINATED SECURITIES AND GUARANTEED
SECURITIES

Unless otherwise indicated in the applicable Prospectus Supplement, the fol-lowing covenants are applicable to Subordinated Securities and Guaranteed Se-curities.

Mergers, Consolidations and Certain Sales and Purchases of Assets. ARAMARK (i) shall not consolidate with or merge with or into any Person who is not a Sub-sidiary or permit any Person who is not a Subsidiary to consolidate with or merge with or into ARAMARK or any Subsidiary; (ii) shall not directly or indi-rectly transfer, convey, sell, lease or otherwise dispose of all or substan-tially all of its assets as an entirety; and (iii) shall not, and shall not permit any Subsidiary to, acquire Capital Stock of any other Person who is not a Subsidiary such that such Person becomes a Subsidiary or directly or indi-rectly purchase, lease or otherwise acquire all or substantially all of the assets of any Person as an entirety or any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any Person, unless (with respect to this clause (iii)) either (X) the amount of considera-tion (including any indebtedness assumed by or which becomes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Di-rectors) paid for such Capital Stock or assets of any Person is less than or equal to 1% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK or (Y) the amount of consideration (including any indebtedness assumed by or which becomes an obli-gation of ARAMARK or such Subsidiary in connection therewith and the fair mar-ket value of property other than cash, as determined in good faith by the Board of Directors) paid for such Capital Stock or assets plus the aggregate amount of consideration (including any indebtedness assumed by or which be-comes an obligation of ARAMARK or such Subsidiary in connection therewith and the fair market value of property other than cash, as determined in good faith by the Board of Directors) paid by ARAMARK or its Subsidiaries for other such acquisitions (excluding acquisitions referred to in clause (X) and excluding acquisitions permitted below and excluding any acquisitions in respect of which ARAMARK makes an Offer to Purchase in accordance with the provisions of the follow-ing paragraph) consummated during the prior 12 months does not exceed 10% of the Consolidated Tangible Assets of ARAMARK as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK. Notwithstanding the above, any such transaction described above may occur if: (1) in the case ARAMARK or Services shall consolidate with or merge with or into another Per-son or shall directly or indirectly transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets as an entirety, the succes-sor company shall be a domestic corporation, partnership, or trust and shall expressly assume the obligations of ARAMARK or Services, as the case may be, under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of ARAMARK or a Subsidiary as a result of such transaction as having been in-curred by ARAMARK or such Subsidiary at the time of the transaction, no de-fault shall have happened and be continuing; and (3) immediately after giving effect to such transaction or, if applicable, the portion of such transaction that exceeds the amount of consideration otherwise permitted under clause
(iii) above, the Consolidated Cash Flow Ratio of ARAMARK or, if applicable, a successor company for the immediately preceding four full fiscal quarters, for which quarterly or annual consolidated financial statements of ARAMARK are available on a pro forma basis, as if such transaction had taken place at the beginning of such four full fiscal quarters, is equal to or greater than 2.0 to 1 or such other ratios specified in the applicable Prospectus Supplement.

No default in the performance, or breach, of the Mergers, Consolidations and Certain Sales and Purchases of Assets covenant shall be deemed to have oc-curred so as to result in an Event of Default with respect to the Securities of any series by reason of any merger, consolidation, divestiture, sale, dis-position or acquisition described above, unless and until ARAMARK fails to make an Offer to Purchase within five Business Days of any such merger, con-solidation, divestiture, sale, disposition or acquisition at a price equal to the Offer to Purchase Price. (Section 801 of the Subordinated Indenture and
Section 801 of the Guaranteed Indenture)

Provision of Financial Statements. For so long as ARAMARK is subject to the Exchange Act, ARAMARK shall file with the Commission the annual reports, quar-terly reports and other documents (the "Documents") on or prior to the respec-tive dates (the "Required Filing Dates") such Documents are required to be so filed under the Exchange Act. If ARAMARK is not required to file Documents un-der the Exchange Act, ARAMARK shall prepare quarterly and annual financial statements including any notes thereto in accordance with generally accepted accounting principles (and with respect to any annual financial statement, ob-tain an auditors' report by a firm of established national reputation), and a quarterly and annual "Management's Discussion and Analysis of Financial Condi-tion and Results of Operations," prepared substantially in accordance with the requirements of the Exchange Act or any successor provision thereto (collec-tively with the quarterly and annual financial statements, the "Alternative Documents"). ARAMARK shall (X) within 30 days of each Required Filing Date (i) transmit by mail to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, and (ii) file with the Trustee copies of the Documents or the Alternative Documents and (Y) if filing such Documents by ARAMARK with the Commission is not required under the Ex-change Act, promptly upon written request supply copies of Alternative Docu-ments to any legitimate prospective Holder. (Section 1008 of the Subordinated Indenture and Section 1009 of the Guaranteed Indenture)

Limitation on Restricted Payments. As long as the Securities of any series are outstanding ARAMARK (i) shall not, directly or indirectly, declare or pay any dividend or make any distribution in cash or property, in respect of any class of its Capital Stock, or to the holders of any class of its Capital Stock (in-cluding pursuant to a merger or consolidation of ARAMARK, but excluding any dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (ii) shall not, and shall not permit any Subsidiary to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (a) any Capital Stock of ARAMARK or (b) any options, warrants or right to purchase or acquire shares of Capital Stock of ARAMARK, (iii) shall not after the date of the Indentures make, or permit any Subsidiary to make, any loan, advance, capital contribu-tion to or investment in, or payment on a Guarantee of any obligation of, any Affil-iate, other than ARAMARK, a Subsidiary or an Affiliate that becomes a Subsidi-ary by reason of any such payment and (iv) shall not, and shall not permit any Subsidiary to, directly or indirectly, declare or pay any dividend or make any distribution in cash or property, in respect of any Minority Interest hereinaf-ter created (excluding any dividends or distributions payable solely in shares of Capital Stock of such Subsidiary or in options, warrants or other right to acquire such Capital Stock) (except as further excluded below, the transactions described in clauses (i) through (iv), only to the extent they exceed in the aggregate in any fiscal year 3% of Consolidated Tangible Assets as of the most recently available annual consolidated balance sheet of ARAMARK, are referred to herein as "Restricted Payments"), if at the time thereof: (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continu-ing, or (2) such transaction constitutes a Restricted Payment and upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from May 15, 1989 exceeds the sum of: (a) 50% of cumulative Consolidated Net Income (or, in the case cumulative Consolidated Net Income shall be negative, minus 100% of such deficit) for the period from September 30, 1988 to the end of the most recently available quarterly or annual consolidated income state-ments of ARAMARK; provided, however, that the net income (loss) of any Person acquired by ARAMARK in a pooling-of-interests transaction for any period prior to the date of such transaction shall not be included in the calculation of cu-mulative Consolidated Net Income; and (b) 100% of the aggregate net proceeds, including the fair value of property other than cash, from the issuance of Cap-ital Stock of ARAMARK (and, in the event ARAMARK merges or consolidates with another Person in a transaction in which the outstanding common stock of ARAMARK prior to the transaction is canceled, the Consolidated Net Worth of such other Person but not less than zero) and warrants, rights or options on Capital Stock and the principal amount of indebtedness of ARAMARK that has been converted into Capital Stock of ARAMARK after the date of the original issuance of securities of such series.

Restricted Payments shall not include the following: (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provisions; (ii) any pur-chase, repurchase, redemption, defeasance or other acquisition or retirement of ARAMARK's Series Preferred Stock and dividends paid in respect thereof; or
(iii) payments in redemption of Capital Stock or options to purchase Capital Stock but only to the extent that the cash payments (for either direct cash payments or for cash principal payments on notes issued in connection with any such redemption of Capital Stock or options) in respect of such Capital Stock shall not exceed in any fiscal year 1% of Consolidated Tangible Assets as of the most recently available quarterly or annual consolidated balance sheet of ARAMARK.

No default in the performance, or breach, of this covenant shall be deemed to have occurred so as to result in an Event of Default with respect to the Secu-rities of such series by reason of any Restricted Payment, (A) if the Consoli-dated Cash Flow Ratio for the immediately preceding four full fiscal quarters for which quarterly or annual consolidated financial statements of ARAMARK are available, on a pro forma basis, as if such Restricted Payment (or portion thereof) made after the end of such four full fiscal quarters had been made at the beginning of such four full fiscal quarters is equal to or greater than 2.0 to 1 or such other ratios specified in the applicable Prospectus Supplement; or
(B) unless and until ARAMARK fails to make an Offer to Purchase the Securities within five Business Days of such Restricted Payment at a price equal to the Offer to Purchase Price. (Section 1009 of the Subordinated Indenture and Sec-tion 1010 of the Guaranteed Indenture)

Limitation on Certain Security Interests. The Indentures provide that ARAMARK may not create, incur or permit to exist any security interest in shares of Capital Stock of Services (except those security interests arising with respect to Indebtedness of Services), without making effective provision whereby the Securities will be secured equally and ratably with (or prior to) such security interest; provided, however, that the foregoing shall not apply with respect to a security interest arising with respect to indebtedness of any Subsidiary. Compliance by ARAMARK with the foregoing may be waived by the holders of not less than a majority of the principal amount of Securities of each series at the time outstanding. The limitation on certain security interests would automatically terminate in the event of a merger or consolidation of ARAMARK and Services or the sale of substantially all of the assets of Services or ARAMARK to the other. (Section 1006 of the Subordinated Indenture and Section 1007 of the Guaranteed Indenture)

REDEMPTION

If the Securities of a series provide for mandatory redemption by ARAMARK or Services, as the case may be, or redemption at the election of ARAMARK or Services, as the case may be, unless otherwise provided in the applicable Pro-spectus Supplement, such redemption shall be on not less than 30 nor more than 60 days' notice and, in the event of redemption in part, the Securities to be redeemed will be selected by the Trustee in such usual manner as it shall deem fair and appropriate. Notice of such redemption will be mailed to holders of Securities of such series to their last addresses as they appear on the regis-ter of the Securities of such series.

DEFEASANCE

The Prospectus Supplement will state if any defeasance provision will apply to the Securities of the Series offered thereby.

The Indentures provide, if such provision is made applicable to the Securities of any series pursuant to Section 301 of the Indentures, that ARAMARK or Serv-ices, as the case may be, may elect either (A) to defease and be discharged from any and all obligations with respect to such Securities (except for the obligations to register the transfer or exchange of such Securities, to re-place temporary or mutilated, destroyed, lost or stolen Securities, to main-tain an office or agency in respect of the Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Securities under Section 501(6) and 1007 through 1010 of the Guaranteed Indenture or Sections 1006 through 1010 of the Subordinated In-denture (being the cross-default provision described in clause (vi) under "Events of Default" and the restrictions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities" and, in the case of Subordinated Securities, "Terms Applicable to the Subordinated Securi-ties--Certain Additional Covenants Applicable to Subordinated Securities" ("covenant defeasance")), upon the deposit with the Trustee (or other qualify-ing trustee), in trust for such purpose, of money and/or U.S. Government Obli-gations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Securities, and any mandatory sink-ing fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, ARAMARK or Serv-ices, as the case may be, has delivered to the Trustee an opinion of counsel (as specified in the Indentures) to the effect that the Holders of such Secu-rities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Serv-ice or a change in applicable Federal income tax law occurring after the date of the Indentures. The Prospectus Supplement may further describe the provi-sions, if any, permitting such defeasance or covenant defeasance with respect to the Securities of a particular series. (Article Thirteen of the Guaranteed Indenture and Article Fourteen of the Subordinated Indenture)

SOLELY CORPORATE OBLIGATIONS

No recourse for payment of principal of or interest on any Security or for any claim based on any Security or the Indentures shall be had against the Trust-ee, the Paying Agent, the Security Registrar or any director, officer or stockholder of ARAMARK or Services.

GOVERNING LAW

The Indentures and the Securities will be governed by, and construed in accor-dance with, the laws of the State of New York.

TERMS APPLICABLE TO THE SUBORDINATED SECURITIES

MODIFICATION OF THE SUBORDINATED INDENTURE

The Subordinated Indenture contains provisions permitting ARAMARK and the Trustee, with the consent of holders of not less than 66 2/3% in principal amount of the debt securities which are affected by the modification, to mod-ify the Subordinated Indenture or any supplemental indenture or the rights of the holders of the debt securities issued under such Indenture; provided that no such modification may, without the consent of the holder of each outstand-ing debt security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on, any Security, (b) reduce the principal amount of, or premium or rate of interest, if any, on, any Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or premium or inter-est, if any, on, any Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose holders is required for modification or amendment of the Sub-ordinated Indenture or for waiver of compliance with certain provisions of the Subordinated Indenture or for waiver of certain defaults, or (g) modify any of the provisions enumerated under "Terms Applicable to the Subordinated Securi-ties-Modification of the Subordinated Indenture," except to increase any such percentage or to provide that certain other provisions of the Subordinated In-denture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby. (Section 902 of the Subordinated Inden-ture)

SUBORDINATION

The indebtedness evidenced by the Subordinated Securities (including principal and interest) will be subordinated in right of payment to all present and fu-ture Senior Indebtedness. (Section 1301 of the Subordinated Indenture) "Senior Indebtedness" is defined in the Subordinated Indenture to mean "principal of, premium, if any, and interest on: (1) all indebtedness incurred or Guaranteed by ARAMARK, either before or after the date hereof, which is evidenced by an instrument of indebtedness or reflected on the accounting records of ARAMARK as a payable (excluding ARAMARK's 8 1/2% Subordinated Notes Due 2003, 10% Sub-ordinated Notes Due 2000, 10% Subordinated Debentures Due 2000 and 12 1/2% Subordinated Convertible Installment Notes due 2000, all of which shall rank pari passu with the Subordinated Securities, and any other debt which by the terms of the instrument creating or evidencing the same is not superior in right of payment to the Subordinated Securities) including, without limita-tion, as Senior Indebtedness (a) any amount payable with respect to any lease, conditional sale or installment sale agreement or other financing instrument or agreement which in accordance with generally accepted accounting principles is, at the date hereof or at the time the lease, conditional sale or install-ment sale agreement or other financing instrument or agreement is entered in-to, or assumed or Guaranteed by, directly or indirectly, ARAMARK, required to be reflected as a liability on the face of the balance sheet of ARAMARK and
(b) any amounts payable in respect to any interest rate exchange agreement, currency exchange agreement or similar agreement and (c) any subordinated in-debtedness of a corporation merged with or into or acquired by ARAMARK and (2) any renewals or extensions or refunding of any such Senior Indebtedness or ev-idences of indebtedness issued in exchange for such Senior Indebtedness." (Section 101 of the Subordinated Indenture)

The Subordinated Indenture provides that, in the event of dissolution, winding up, liquidation or reorganization of ARAMARK, all Senior Indebtedness must be paid in full, or provision made for such payment, before any payment or dis-tribution is made upon principal of or interest on Subordinated Securities. (Section 1302 of the Subordinated Indenture) By reason of such subordination, in the event of liquidation or insolvency, creditors of ARAMARK who are holders of Senior In-debtedness, which, as indicated above, would include trade creditors and other general creditors of ARAMARK, may recover more, ratably, than the holders of the Subordinated Securities. In addition, such subordination will prevent ARAMARK from making any payment with respect to the Subordinated Securities in the event and during the continuation of any default with respect to Senior Indebtedness that would permit or automatically effect acceleration of the ma-turity thereof, or if a payment with respect to the Subordinated Securities would result in any such event of default with respect to Senior Indebtedness, or if any payment with respect to Senior Indebtedness is then due and payable. (Section 1305 of the Subordinated Indenture) The Subordinated Indenture does not limit the aggregate amount of Senior Indebtedness which may be issued. See "Certain Additional Covenants Applicable to Subordinated Securities" for cer-tain other restrictions.

EVENTS OF DEFAULT

An "Event of Default" with respect to Subordinated Securities of any series is defined in the Subordinated Indenture to mean, among other things: (i) failure to pay principal of (and premium, if any, on) any Subordinated Security of such series when due, including by reason of an Offer to Purchase that has been mailed; (ii) failure to pay interest on any Subordinated Security of such series when due and continuance of such failure for 30 days; (iii) failure by ARAMARK to comply with the provisions described under "Certain Covenants Ap-plicable to Subordinated Securities and Guaranteed Securities--Mergers, Con-solidations and Certain Sales and Purchases of Assets" and "--Limitation on Restricted Payments;" (iv) failure to make any sinking fund payment, if any, applicable to the Securities of such series; (v) failure by ARAMARK to perform any other covenant in the Subordinated Indenture and continuance of such fail-ure for 60 days after notice given to ARAMARK by the Trustee or to ARAMARK and the Trustee by the Holders of a least 25% in principal amount of the Subordi-nated Securities of such series at the time outstanding; (vi) a default under any indebtedness for money borrowed by ARAMARK or any Subsidiary in excess of $10,000,000, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after notice given to ARAMARK by the Trustee or to ARAMARK and the Trustee by the Holders of at least 25% in principal amount of the Subordinated Securities of such series; and (vii) certain events of bankruptcy, insolvency or reorganization of ARAMARK or any Significant Subsid-iary. (Section 501 of the Subordinated Indenture).

ARAMARK is required to furnish to the Trustee within 120 days after the end of each fiscal year a statement of certain officers of ARAMARK as to whether such officers have obtained knowledge of any default under the Subordinated Inden-ture during such fiscal year. (Section 1004 of the Subordinated Indenture)

The Trustee or the Holders of 25% in principal amount of the outstanding Sub-ordinated Securities of any series may declare to be due and payable immedi-ately, by a notice in writing to ARAMARK (and to the Trustee if given by Hold-ers of Subordinated Securities), upon the happening of any Event of Default with respect to the Subordinated Securities of such series, all unpaid princi-pal on the Subordinated Securities of such series outstanding at that time. (Section 502 of the Subordinated Indenture) Upon any such declaration, all such unpaid principal will become immediately due and payable on all outstand-ing Subordinated Securities of such series. (Section 502 of the Subordinated Indenture) The Holders of not less than a majority in principal amount of the outstanding Subordinated Securities of any series are authorized to waive any past default and its consequences, except a default in the payment of princi-pal of (and premium, if any, on) or interest on any Subordinated Security, or a default with respect to a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Subordinated Se-curity of any series affected. (Section 513 of the Subordinated Indenture) Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the Holders of Subordinated Securities of any series unless such Holders have offered to the Trustee reasonable indemnity. (Section 603(e) of the Subordinated In-denture) Subject to all provisions of the Subordinated Indenture and applica-ble law, the Holders of a majority in principal amount of the Subordinated Se-curities of any series outstanding at that time have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512 of the Subordinated Indenture)

CERTAIN ADDITIONAL COVENANTS APPLICABLE TO SUBORDINATED SECURITIES

Unless otherwise indicated in the applicable Prospectus Supplement, the fol-lowing covenant, in addition to the covenants set forth under "Certain Cove-nants Applicable to Subordinated Securities and Guaranteed Securities," shall be applicable to the Subordinated Securities of any series.

Limitation on Layered Indebtedness and Subsidiary Preferred Stock. ARAMARK shall not (i) permit any Restricted Subsidiary to incur any Indebtedness that would rank subordinate in right of payment to any other Indebtedness of such Restricted Subsidiary or to issue any Preferred Stock or (ii) incur any In-debtedness or, if ARAMARK and Services merge with or consolidate into each other and such Successor Company becomes the primary obligor with respect to any significant portion of the then existing consolidated indebtedness owing to a bank or syndicate of banks, incur any indebtedness which is subordinate in right of payment to any other indebtedness for borrowed money of such Suc-cessor Company, unless, in either case, such indebtedness is Pari Passu Debt or is subordinate in right of payment to the Subordinated Securities of any series. The foregoing limitation shall not apply to (A) distinctions between categories of Indebtedness which exist by reason of any liens arising or cre-ated in respect of some but not all indebtedness or (B) any intercreditor agreements (to which ARAMARK is not a party) among different classes of credi-tors of ARAMARK.

Notwithstanding the foregoing, ARAMARK (i) may incur any subordinated Indebt-edness in connection with the funding of a payment in redemption of Capital Stock as is permitted under the provisions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities--Limitation on Restricted Payments" above; (ii) may Guarantee any Indebtedness of any Subsid-iary; (iii) may incur any Indebtedness owed by ARAMARK to any Subsidiary (pro-vided that such Indebtedness is at all times held by the Subsidiary of ARAMARK); provided, however, that for purposes of this covenant, upon either
(x) the transfer or other disposition by such Subsidiary of any Indebtedness so permitted to a Person other than ARAMARK or another Subsidiary of ARAMARK or (y) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consol-idation or merger) of such Subsidiary to a Person other than ARAMARK or an-other such wholly-owned Subsidiary such that the Subsidiary is no longer a Subsidiary, the provisions of this clause (iii) shall no longer be applicable to such indebtedness and such indebtedness shall be deemed to have been in-curred at the time of such transfer or other disposition; (iv) may, and may permit any Restricted Subsidiary to, incur any indebtedness of a Person through the acquisition of such Person, subject to the Mergers, Consolidations and Certain Sales and Purchases of Assets covenant, so long as such Indebted-ness was incurred by such Person prior to the time (A) such Person became a Subsidiary, (B) such Person merges with or consolidates with or into a Subsid-iary or (C) another Subsidiary merges with or into such Person (in a transac-tion in which such Person becomes a Subsidiary), and such indebtedness was not incurred in anticipation of such acquisition and was outstanding prior to such acquisition; (v) may, and may permit any Restricted Subsidiary to, incur sub-ordinated indebtedness in principal amount and issue Preferred Stock having a liquidation value which in aggregate does not exceed 2% of Consolidated Tangi-ble Assets as of the most recently available quarterly or annual consolidated balance sheet outstanding; and (vi) may incur any indebtedness in contempla-tion of a refunding or refinancing of any existing Pari Passu Debt; provided, however, that such new indebtedness (A) is Pari Passu Debt or is subordinate in right of payment to the Subordinated Securities, and (B) does not exceed the principal amount of indebtedness so refunded or refinanced. (Section 1010 of the Subordinated Indenture)

TERMS APPLICABLE TO THE GUARANTEED SECURITIES

MODIFICATION OF THE GUARANTEED INDENTURE

The Guaranteed Indenture contains provisions permitting Services, ARAMARK and the Guaranteed Trustee, with the consent of Holders of not less than 66 2/3% in principal amount of the Guaranteed Securities which are affected by the modification, to modify the Guaranteed Indenture or any supplemental indenture or the rights of the holders of the debt securities issued under such Inden-ture; provided that no such modification may, without the consent of the holder of each outstanding debt security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest, if any, on, any Guaranteed Security, (b) reduce the principal amount of, or premium or rate of interest, if any, on, any Security, (c) re-duce the amount of principal of an original issue discount Guaranteed Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or premium or interest, if any, on, any Guaranteed Security, (e) impair the right to institute suit for the enforce-ment of any payment on or with respect to any Guaranteed Security, (f) reduce the percentage in principal amount of Outstanding Guaranteed Securities of any series the consent of whose holders is required for modification or amendment of the Guaranteed Indenture or for waiver of compliance with certain provi-sions of the Guaranteed Indenture or for waiver of certain defaults, or (g) modify any of the provisions enumerated under "Terms Applicable to the Guaran-teed Securities--Modification of the Guaranteed Indenture" except to increase any such percentage or to provide that certain other provisions of the Guaran-teed Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby. (Section 902 of the Guaranteed Indenture)

EVENTS OF DEFAULT

An "Event of Default" with respect to any series of Guaranteed Securities is defined in the Guaranteed Indenture to mean, among other things: (i) failure to pay principal of (and premium, if any, on) any Guaranteed Security of such series when due, including by reason of an Offer to Purchase that has been mailed; (ii) failure to pay interest on any Guaranteed Security of such series when due and continuance of such failure for 30 days; (iii) failure by ARAMARK or Services to comply with the provisions described under "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities--Mergers, Con-solidations and Certain Sales and Purchases of Assets" and "Certain Covenants Applicable to Subordinated Securities and Guaranteed Securities--Limitation on Restricted Payments;" (iv) failure to make any sinking fund payment applicable to the Guaranteed Securities of such series; (v) failure by ARAMARK or Serv-ices to perform any other covenant in the Guaranteed Indenture and continuance of such failure for 60 days after notice given to ARAMARK and Services by the Trustee or to Services and the Trustee by the Holders of at least 25% in prin-cipal amount of the Guaranteed Securities of such series at the time outstand-ing; (vi) a default under any indebtedness for money borrowed by Services, ARAMARK or any Subsidiary of ARAMARK in excess of $10,000,000, if such indebt-edness is not discharged, or such acceleration is not annulled, within 10 days after notice given to Services by the Trustee or to Services and the Trustee by the Holders of at least 25% in principal amount of the Guaranteed Securi-ties of such series; and (vii) certain events of bankruptcy, insolvency or re-organization of ARAMARK, Services or any Significant Subsidiary. (Section 501 of the Guaranteed Indenture)

ARAMARK and Services are required to furnish to the Trustee within 120 days after the end of each fiscal year a statement of certain officers of ARAMARK and Services as to whether such officers have obtained knowledge of any de-fault under the Indenture during such fiscal year. (Section 1004 and Section 1005 of the Guaranteed Indenture)

The Trustee or the Holders of 25% in principal amount of the outstanding Guar-anteed Securities of each series may declare to be due and payable immediate-ly, by a notice in writing to Services (and to the Guaranteed Trustee if given by Holders), upon the happening of any Event of Default with respect to the Guaranteed Securities of such series, all unpaid principal on the Guar-anteed Securities of such series outstanding at that time. (Section 502 of the Guaranteed Indenture) Upon any such declaration, all such unpaid principal will become immediately due and payable on all outstanding Guaranteed Securities of such series. (Section 502 of the Guaranteed Indenture) The Holders of not less than a majority in principal amount of the outstanding Guaranteed Securities of such series are authorized to waive any past default and its consequences, ex-cept a default in the payment of principal of (and premium, if any, on) or in-terest on any Guaranteed Security, or a default with respect to a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Guaranteed Security affected. (Section 513 of the Guaran-teed Indenture) Subject to the provisions of the Guaranteed Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Guaranteed Indenture at the request or direction of any of the Holders of the Guaranteed Securities of such series un-less such Holders have offered to the Trustee reasonable indemnity. (Section 603 of the Guaranteed Indenture) Subject to all provisions of the Guaranteed Indenture and applicable law, the Holders of a majority in principal amount of the Guaranteed Securities of such series outstanding at that time have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512 of the Guaranteed Indenture)

GUARANTEE

ARAMARK will Guarantee the punctual payment of the principal of, premium, if any, and interest on the Guaranteed Securities, when and as the same shall be due and payable. The Guarantee is absolute and unconditional, irrespective of any circumstances that might otherwise constitute a legal or equitable dis-charge of a surety or guarantor. To evidence the Guarantee, a Guarantee exe-cuted by ARAMARK will be endorsed on each Guaranteed Security.

CERTAIN DEFINITIONS

"Affiliate" of any Person means any other Person directly or indirectly con-trolling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securi-ties, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Affiliate shall include, for pur-poses of the provisions described under "Certain Covenants Applicable to Subor-dinated Securities and Guaranteed Securities--Limitation on Restricted Pay-ments," without limitation, any Person owning (a) 5% or more of ARAMARK's out-standing Common Stock, or (b) 5% or more of ARAMARK's Voting Stock.

"Consolidated Cash Flow Available for Fixed Charges" means with respect to ARAMARK and its Subsidiaries for any period Consolidated Net Income for such period plus the aggregate amounts deducted in determining Consolidated Net In-come for such period in respect of (i) income taxes, (ii) Consolidated Interest Expense, (iii) depreciation, amortization and other similar non-cash charges and (iv) minority interest as determined in accordance with generally accepted accounting principles.

"Consolidated Cash Flow Ratio" means with respect to ARAMARK and its Subsidiar-ies for any period the ratio of (i) Consolidated Cash Flow Available for Fixed Charges for the period for which such calculation is made to (ii) Consolidated Interest Expense for such period; provided, that in making such computation, the Consolidated Interest Expense shall be reduced by the interest expense at-tributable to any indebtedness not outstanding at the end of the period.

"Consolidated Interest Expense" means for any period the aggregate interest ex-pense (net of interest income) of ARAMARK and its Subsidiaries for such period including, without limitation (i) the portion of any obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles and (ii) the portion of any debt dis-count that shall be amortized in such period.

"Consolidated Net Income" means for any period the consolidated net income (or loss) of ARAMARK and its Subsidiaries determined in accordance with generally accepted accounting principles, excluding any unusual items of gain or loss.

"Consolidated Net Worth" of a Person other than ARAMARK means the consolidated shareholders' equity of such Person and its subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting princi-ples.

"Consolidated Tangible Assets" of ARAMARK and its Subsidiaries means total as-sets of ARAMARK and its Subsidiaries less goodwill, all determined in accor-dance with generally accepted accounting principles.

"Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, assume, Guarantee, incur or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as re-quired pursuant to generally accepted accounting principles, of any such In-debtedness or other obligation on the consolidated balance sheet of any such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings cor-relative to the foregoing); provided, however, that a change in generally ac-cepted accounting principles that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

"Indebtedness" shall mean (without duplication), with respect to any Person,
(i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instru-ments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every obligation of such Person issued or assumed as the deferred purchase price of property (but excluding trade ac-counts payable or accrued liabilities arising in the ordinary course of busi-ness which are not overdue by more than 90 days or which are being contested in good faith), (iv) all Capital Lease Obligations of such Person and (v) ev-ery obligation of the type referred to in clauses (i) through (iv) of another Person and all dividends of another Person for the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or in-directly, as obligor, guarantor or otherwise.

"Minority Interests" means Capital Stock of a Restricted Subsidiary not owned by ARAMARK or another Subsidiary.

"Offer to Purchase" means with respect to any series of Securities, a written notice (referred to as the "Notice") delivered to the Trustee and given by ARAMARK or Services, as the case may be, via first-class mail, postage pre-paid, to each Holder of Securities of such series at his address appearing in the Security Register, stating that the Holder may elect to have his Securi-ties purchased by ARAMARK or Services, as the case may be, either in whole or in part in integral multiples of $1,000 of principal amount, at the applicable purchase price. The Notice shall specify a purchase date not less than 30 days nor more than 60 days after the date of such Notice (referred to as the "Pur-chase Date"). The Notice shall contain all instructions and materials neces-sary to enable such Holder to tender Securities of such series pursuant to an Offer to Purchase. The Notice, which shall govern the terms of an Offer to Purchase, shall state:

(1) the Section of the Indenture under which the Offer to Purchase is being made;

(2) that the Offer to Purchase is for any and all Securities of such series, the applicable purchase price and the Purchase Date;

(3) the name and address of the Paying Agent and that Securities of such se-ries called for purchase must be surrendered to the Paying Agent to collect the purchase price;

(4) that interest on any Security of such series not tendered or tendered but not purchased by ARAMARK or Services, as the case may be, will continue to ac-crue;

(5) that any Security of such series accepted for payment pursuant to an Offer to Purchase shall cease to accrue interest after the Purchase Date;

(6) that each Holder of Securities of such series electing to have a Security of such series purchased pursuant to an Offer to Purchase will be required to surrender such Security to the Paying Agent at the address specified in the No-tice prior to the close of business on the Purchase Date; and

(7) that Holders of Securities of such series will be entitled to withdraw their election if the Paying Agent receives, not later than the close of busi-ness on the Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security of such series the Holder delivered for purchase, the certificate number of the Security the Holder delivered and a statement that such Holder is withdrawing his election to have the Securities purchased.

"Offer to Purchase Price" with respect to the Securities of any series means the price or prices specified in the applicable Prospectus Supplement as the price or prices at which an Offer to Purchase will be made in accordance with the covenants described under "Certain Covenants Applicable to Subordinated Se-curities and Guaranteed Securities--Mergers, Consolidations and Certain Sales and Purchases of Assets" and "--Limitation on Restricted Payments."

"Pari Passu Debt" means any indebtedness of ARAMARK for money borrowed whether outstanding at the date hereof or incurred thereafter, that ranks pari passu with the Subordinated Securities.

"Restricted Subsidiary" means any domestic corporation of which more than 80 percent of the outstanding Voting Stock shall, at the time as of which any de-termination is being made, be owned by ARAMARK either directly or through sub-sidiaries.

"Significant Subsidiary" means each and any Subsidiary which (i) accounted for more than 5% of the consolidated revenues of ARAMARK and its Subsidiaries for the fiscal year ended on the date of the most recently available audited con-solidated balance sheet; (ii) accounted for more than 5% of the Consolidated Net Income of ARAMARK and its Subsidiaries for the fiscal year ended on the date of the most recently available audited consolidated balance sheet; or
(iii) was the owner of more than 5% of the consolidated assets of ARAMARK and its Subsidiaries as of the date of the most recently available audited consoli-dated balance sheet.

"Voting Stock" means, with respect to any Person, Capital Stock (however desig-nated) having general voting power for the election of a majority of the mem-bers of the board of directors, managers or trustees of such Person (irrespec-tive of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contin-gency). (Section 101 of the Subordinated Indenture and Section 101 of the Guar-anteed Indenture)

                      VALIDITY OF SECURITIES AND GUARANTEE

The validity of the Securities and Guarantee will be passed upon for ARAMARK and Services by Martin W. Spector, Executive Vice President, Secretary and Gen-eral Counsel of ARAMARK and for the underwriters by Sullivan & Cromwell, New York, New York. Mr. Spector owns 762,708 shares of Class B Common Stock of ARAMARK.

                                    EXPERTS

The consolidated financial statements and schedules of ARAMARK Corporation and subsidiaries incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report also incorporated herein by reference. In their report, that firm states that with respect to amounts included for Versa Services Ltd. (ARAMARK's Canadian subsidiary), its opinion, prior to fiscal 1995, is based on the report of other auditors, namely Ernst & Young, Chartered Accountants, whose report is also incorporated herein by reference. The financial statements and schedules referred to above have been incorporated herein in reliance upon the authority of said firms as ex-perts in giving said reports. Subsequent financial statements of ARAMARK and the reports thereon of ARAMARK's independent public accountants, to the extent incorporated herein by reference, also will be incorporated in reliance upon the authority of those accountants as experts in giving those reports to the extent such accountants have audited those financial statements and consented to the use in this Prospectus of their reports thereon.

                              PLAN OF DISTRIBUTION

ARAMARK or Services may sell the Securities to or through underwriters, and also may sell the Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at mar-ket prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of the Securities, underwriters may receive compen-sation from ARAMARK or Services or from purchasers of the Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distri-bution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from ARAMARK or Services and any profit on the re-sale of the Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from ARAMARK or Services will be described, in the Prospectus Supplement.

Under agreements which may be entered into by ARAMARK or Services, underwriters and agents who participate in the distribution of the Securities may be enti-tled to indemnification by ARAMARK and Services against certain liabilities, including liabilities under the Act.

If so indicated in the Prospectus Supplement, ARAMARK and Services will autho-rize underwriters or other persons acting as ARAMARK's and Services' agents to solicit offers by certain institutions to purchase the Securities from ARAMARK or Services pursuant to contracts providing for payment and delivery on a fu-ture date. Institutions with which such contracts may be made include commer-cial and savings banks, insurance companies, pension funds, investment compa-nies, educational and charitable institutions and others, but in all cases such institutions must be approved by ARAMARK and Services. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited un-der the laws of the jurisdiction to which such purchaser is subject. The under-writers and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

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